Exhibit 12
                       STEWART ENTERPRISES, INC.
                            AND SUBSIDIARIES

           Computation of Ratio of Earnings to Fixed Charges
                         (dollars in thousands)

                              (unaudited)


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
                                               Years Ended October 31,
                                       ______________________________________________
                                        1996      1995     1994     1993       1992
                                      _________ ________ _________ _________ _________
Net earnings from continuing
  operations before income taxes       $ 82,075 $ 41,500  $ 42,198  $ 29,569  $ 20,942

Fixed charges:
  Interest expense                       26,051   22,815     8,877     6,540     5,414
  Interest portion of lease expense       1,522    1,343       935       585       456
                                      __________ _________ _________ _________ ________

Total fixed charges                      27,573   24,158     9,812     7,125     5,870

Net earnings from continuing operations
  before income taxes and fixed charges$109,648 $ 65,658  $ 52,010   $36,694   $26,812
                                      ========= ========== ========= ========= ========


Ratio of earnings to fixed charges         3.98     2.72      5.30      5.15      4.57
                                      ========= ========== ========= ========== ========

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